                                                                   EXHIBIT 99.14


[CHARTERED LOGO]
(INCORPORATED IN THE REPUBLIC OF SINGAPORE)

14 September, 2002

TO SHAREHOLDERS AND ADS HOLDERS OF CHARTERED SEMICONDUCTOR MANUFACTURING LTD ("CHARTERED")

Dear Shareholder/ADS holder,

     - 8 FOR 10 RIGHTS OFFERING AT S$1.00 PER ORDINARY SHARE (INDICATIVE PRICE OF US$5.71 PER ADS) TO RAISE APPROXIMATELY US$634 MILLION

     - SINGAPORE TECHNOLOGIES GROUP TO SUBSCRIBE FOR ITS PRO RATA 60.5% ENTITLEMENT

     On Monday, 2 September, 2002, Chartered announced that it intends to raise approximately US$634 million through the issue of approximately 1,110 million new ordinary shares at a price of S$1.00 per ordinary share (indicative price of US$5.71 per ADS). The issue is in the form of a rights offering, which means that existing shareholders and ADS holders will be offered rights to subscribe for new ordinary shares or ADSs in proportion to their holdings in Chartered. These rights are being offered on the basis of 8 new ordinary shares per 10 existing ordinary shares (or as applicable, 8 new ADSs per 10 existing ADSs) held at the close of trading on 18 September, 2002 (17 September, 2002 in the case of ADSs).

     The Singapore Technologies Group, or ST, which currently holds a 60.5% stake in Chartered has agreed to subscribe for its pro rata entitlement of this offering up to approximately US$384 million. Merrill Lynch, as underwriter, has agreed to take-up ordinary shares that remain unsubscribed up to approximately US$250 million.

     You may have seen some articles in the press on this offering and may be wondering why we are raising this capital and whether you should participate. For the reasons described below, the Board of Directors and I strongly believe this offering is in the best interest of Chartered and its shareholders.

RATIONALE FOR THE RIGHTS OFFERING

     We believe our sector has strong long-term growth potential supported by three major trends: overall semiconductor industry growth driven by the pervasive use of integrated circuits, increased outsourcing from IDMs (Integrated Device Manufacturers) and the increasing importance and prevalence of high-growth fabless semiconductor companies.

     Our goal in this offering is to position for this growth by providing for Chartered's ongoing investment needs while maintaining our strong existing financial position. The net proceeds of this offering will help us strengthen Chartered's balance sheet and improve our debt-to-equity level. More importantly, the additional liquidity from this offering will give Chartered the flexibility to respond quickly to market growth opportunities and further strengthen our business.

     As of 30 June, 2002, our cash balance was approximately US$831 million and we had credit facilities of over US$620 million. This liquidity position supports our expected capital expenditures of approximately US$500 million for this year (of which US$169 million has been incurred as of 30 June, 2002). As of the same date, we had approximately US$1,120 million in outstanding debt (maturing between 2002 and 2006, with approximately 60% due and payable in 2006), resulting in a gross debt-to-equity ratio of 0.8 and a net debt position of approximately US$289 million. We expect to continue drawing on existing credit facilities to support our 0.18-micron and 0.13-micron capacity expansion in Fab 6, given the relatively stronger demand for these advanced technologies. The continued use of credit facilities will raise our debt level. The net proceeds of this offering will help to moderate our gross debt-to-equity ratio going forward. On a pro forma basis as of 30 June, 2002, the proceeds from this offering will lower our gross debt-to-equity ratio to 0.6 and place us in a positive net cash position. We believe that this prudent approach to capital management is in the interest of all our shareholders.

     As semiconductor market conditions improve, raising additional capital at this time will also give us the flexibility to accelerate investment and enhance our competitive position in the future.

     A substantial portion of our future investment is expected to be in Fab 7, an advanced 300mm facility capable of all copper technology at 0.13-micron and beyond. 300mm wafers are expected to lower the cost per die (approximately 2.25 times more die can be obtained on a 300mm wafer compared to a 200mm wafer) and support a more cost-effective implementation of system-on-chip solutions using larger chip sizes. This is expected to result in lower semiconductor manufacturing costs for our customers. In addition, at the 90-nanometer technology node (the next prominent technology node after 0.13-micron), the semiconductor industry is expected to transition from manufacturing on 200mm wafers to 300mm wafers. For these reasons, we believe that 300mm capability is a key differentiator of a top-tier foundry and are positioning ourselves accordingly.

     As of 30 June, 2002, we have invested approximately US$210 million in Fab
7. In 2001, we disclosed that it would cost us approximately US$3.5 billion to equip Fab 7 with 300mm capability. The level of investment is now expected to be slightly lower than US$3.5 billion, as equipment costs moderate and equipment efficiency improves over time. We expect to take between 3 to 4 years from the start of the ramp up to achieve a full production capability of approximately 30,000 wafers per month. The actual rate of the ramp depends on our assessment of the market demand and the level of investment in Fab 7 will be determined accordingly. Our pilot line in Fab 7 will be installed at an estimated cost of US$350 million and is expected to be available by late third quarter 2003.

     To provide for our ongoing investment needs while maintaining our strong existing financial position, we assessed a number of potential options for raising capital and decided that a rights offering would be the most appropriate. Rights offerings typically offer the highest probability of success in a volatile capital market environment such as the one we are currently facing. This offering also prevents dilution to our existing shareholders who subscribe and provides us with the highest certainty of proceeds. The certainty of proceeds is increased in our case due to the commitment from ST to subscribe for its pro rata portion of the offering.

DOCUMENTS YOU WILL RECEIVE

     Enclosed with this letter is a prospectus for this offering, an instructions booklet for participation and other related materials. The terms of this offering are controlled by the disclosure in the prospectus and related materials. For purposes of Singapore law, this letter forms part of the prospectus. We urge you to read those documents carefully.

     AN INVESTMENT IN OUR RIGHTS, ORDINARY SHARES AND ADSS INVOLVES RISK AND WE ENCOURAGE YOU TO REVIEW THE RISK FACTORS DISCUSSED IN THE ENCLOSED PROSPECTUS.

     You may also obtain copies of our regulatory filings at the website of the Monetary Authority of Singapore (www.mas.gov.sg), the Singapore Exchange (www.sgx.com) or through the EDGAR system of the US Securities and Exchange Commission (www.sec.gov/edgar.shtml).

YOUR ALTERNATIVES

     We will issue to all ordinary shareholders of record at the close of trading on 18 September, 2002 and to all ADS holders of record at the close of trading on 17 September, 2002, rights on the basis of 8 rights per 10 existing ordinary shares/ADSs held.

     As shareholders/ADS holders you have the choice to:

     - EXERCISE YOUR RIGHTS TO SUBSCRIBE FOR NEW SHARES AT THE PRICE OF S$1.00 PER NEW ORDINARY SHARE (INDICATIVE PRICE OF US$5.71 PER NEW ADS), BY COMPLETING THE ATTACHED APPLICATION FORM/LETTER/CERTIFICATE AND RETURNING IT WITH THE REQUIRED PAYMENT BY 7 OCTOBER, 2002 (4 OCTOBER, 2002, IN THE CASE OF ADS SUBSCRIPTIONS). In the case of ADS subscriptions, you will be required initially to pay US$6 per ADS (or 105% of the indicative subscription price) to account for foreign exchange rate fluctuations and you may need to pay more in the event of large adverse rate fluctuations.

     - SELL YOUR RIGHTS ON THE SINGAPORE EXCHANGE/NASDAQ BY 1 OCTOBER, 2002 (FOR ORDINARY SHARE RIGHTS)/4 OCTOBER, 2002 (FOR ADS RIGHTS)
       RESPECTIVELY. Typically the value of each right is linked to the difference between the market price and the subscription price, and could accordingly fluctuate with movements in the share price.

     - A COMBINATION OF THE ABOVE. You can opt to sell part of your rights and exercise the rest.

     Shareholders and ADS holders can also choose to subscribe for additional shares at S$1.00 per new ordinary share (indicative price of US$5.71 per new
ADS), over and above their pro rata entitlement. Chartered may allot new shares (either directly or in the form of ADSs) that have not been taken up by other rights holders against such excess applications in accordance with customary practices in Singapore.

     IF YOU ARE IN DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCK BROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISOR.

  IF YOU DO NOT DO ANYTHING, YOUR RIGHTS WILL BE VOID AND WILL HAVE NO VALUE.

     We have set up two helplines to answer any queries you may have in relation to the offer process. The contact numbers are +65 6877-7055 FOR HOLDERS OF ORDINARY SHARES AND +1 (866) 807-3084 FOR ADS HOLDERS. Please note that the helplines are unable to offer investment advice.

     We will be announcing the results of the offering around 9 October, 2002 and I look forward to communicating with all of you again at that time.

Yours truly,

/s/ Chia Song Hwee
------------------
Chia Song Hwee
President and CEO
Chartered Semiconductor Manufacturing Ltd